UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-6F

NOTICE OF INTENT TO ELECT TO BE SUBJECT TO SECTIONS 55 THROUGH 65

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the “Act”) and in connection with such notice submits the following information:

Name:	Wellings Real Estate Income Fund

Address of Principal Business Office:	114 Tradewynd Drive Suite 206 Lynchburg, Virginia 24502

Telephone Number:	(800) 844-2188

Name and Address of Agent for Service of Process:	Benjamin P. Kahle Chief Operating Officer Wellings Real Estate Income Fund 114 Tradewynd Drive Suite 206 Lynchburg, Virginia 24502

The undersigned company hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Act within ninety days of the date of this filing. The company would be excluded from the definition of an investment company by section 3(c)(1) of the Act, except that it presently proposes to make a public offering of its securities as a business development company.

SIGNATURE

Pursuant to the requirements of section 6(f) of the Act, the undersigned company has caused this notice of intent to elect to be subject to sections 55 through 65 of the Act pursuant to section 54(a) of the Act to be duly executed on its behalf in the city of Lynchburg and the State of Virginia on the 12th day of April, 2022.

Wellings Real Estate Income Fund

/s/ Benjamin P. Kahle
Name: Benjamin P. Kahle Title: Chief Operating Officer

Attest:	/s/ Frederick C. Teufel Jr.
Name: Frederick C. Teufel Jr.
Title: Chief Financial Officer